 b) 11.2   Computation of per share earnings
American Electric Automobile Company, Inc.
Weighted Average Shares Outstanding
December 31, 1999

Net Loss      $ 85,898

Net Loss Per Share     $ (85,898 / 718,812 = $  (0.1195)